SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated April 9, 2025, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

April 9, 2025 — Buenos Aires, Argentina: IRSA Inversiones y Representaciones Sociedad Anónima, a corporation (sociedad anónima) incorporated under the laws of the Republic of Argentina (“IRSA”), announces the results as of the Expiration Date (as defined below) of its previously announced offer to exchange (the “Exchange Offer”) any and all of its US$141,242,322.38 (after giving effect to the Amortization Factor) aggregate principal amount of outstanding 8.750% Senior Notes due 2028 (CUSIPs: 450047AH8 (144A) / P58809BH9 (Reg S); ISINs: US450047AH86 (144A) / USP58809BH95 (Reg S)) (the “Existing Notes”) for 8.000% Senior Notes due 2035 (the “New Notes”) to be issued by IRSA, as more fully described in the exchange offer memorandum dated March 10, 2025 (the “Exchange Offer Memorandum” and, together with the Eligibility Letter, the “Exchange Offer Documents”). Capitalized terms not defined herein shall have the meanings ascribed to them in the Exchange Offer Memorandum.

Expiration Date Results

The Expiration Date with respect to the Exchange Offer occurred at 5:00 p.m., New York City time, on April 8, 2025 (such time and date, the “Expiration Date”). According to information provided by Morrow Sodali International LLC, trading as Sodali & Co, the information and exchange agent for the Exchange Offer (the “Information and Exchange Agent”), US$56,026,205.40 (after giving effect to the Amortization Factor) aggregate principal amount of the Existing Notes (the “Tendered Notes”), were validly tendered and were not validly withdrawn prior to or at the Expiration Date, including US$454,199.63 (after giving effect to the Amortization Factor) aggregate principal amount of Tendered Notes (the “Late Tendered Notes”) validly tendered between the Early Participation Date and the Expiration Date. The aggregate principal amount of the Tendered Notes validly tendered before the application of the Amortization Factor is US$67,910,552.

IRSA expects, on April 11, 2025, which is the third business day after the Expiration Date, to issue US$454,198 aggregate principal amount of New Notes and to pay in cash US$10,922.87, which consists of the sum of all accrued and unpaid interest (rounded to the nearest cent US$0.01) on the Late Tendered Notes accepted for exchange from the interest payment date on December 22, 2024 to, but not including, the Final Settlement Date, net of accrued interest on the New Notes.

Concurrent Offering

On March 31, 2025, IRSA consummated the Concurrent Offering of US$242,205,175 principal amount of New Notes and issued US$300,000,000 aggregate principal amount of New Notes (including US$57,794,825 principal amount of New Notes delivered as consideration for the early settlement of the Exchange Offer). Upon the settlement of the Exchange Offer, the Financing Condition for the Exchange Offer shall be deemed to be satisfied.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

April 9, 2025	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets